Sidley Austin LLP 787 Seventh Avenue New York, NY 10019 +1 212 839 5300 +1 212 839 5599 Fax AMERICA • ASIA PACIFIC • EUROPE	+1 212 839 8673 NGREENE@sidley.com

March 26, 2025

Emily Rowland

Senior Counsel
U.S. Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.
Washington, DC 20549

Re:	First Eagle Real Estate Debt Fund (the “Fund”)
File Nos.: 333-276328 and 811-23925
Registration Statement on Form N-2

Dear Ms. Rowland:

Thank you for the Staff’s comments regarding the Fund’s registration statement on Form N-2 (the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on January 21, 2025. This letter provides responses to the comments provided to us orally on February 4, 2025, February 21, 2025, February 27, 2025 and March 12, 2025. All capitalized terms not otherwise defined herein have the meaning given to them in the Registration Statement.

We have made the applicable changes in the attached filing pursuant to Rule 486(a) under the Securities Act of 1933, as amended (the “Securities Act”).

PROSPECTUS

Description of Capital Structure and Shares

Involuntary Repurchases and Mandatory Redemptions.

1.	COMMENT: We note the disclosure that states: “The Fund, consistent with the requirements of the Fund’s Declaration of Trust, the provisions of the 1940 Act and rules thereunder, including Rule 23c-2, has the right to repurchase or redeem Common Shares of a shareholder … under certain circumstances, including … continued ownership of Common Shares by a shareholder may be harmful or injurious to the business or reputation of the Fund or the Adviser, or may subject the Fund or any shareholder to an undue risk of adverse tax or other fiscal or regulatory consequences (including the failure of the Fund to preserve its status as a REIT);… it would be in the best interests of the Fund to repurchase or redeem

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Common Shares.” Please strike the reference to Rule 23c-2 here, as well as the two quoted clauses in the second and fourth bullet points. Please add a separate statement that any involuntary repurchase will be made consistent with Rule 23c-2.

RESPONSE: In response to the Staff’s comment, the Fund has added the statement that any involuntary repurchase will be made consistent with Rule 23c-2. In addition, the Fund has deleted the clause in the referenced fourth bullet point and has revised the second bullet point as follows:

“continued ownership of Common Shares by a shareholder ~~may be harmful or injurious to the business or reputation of the Fund or the Adviser, or~~ may subject the Fund or any shareholder to an undue risk of adverse tax or other fiscal or regulatory consequences (including the failure of the Fund to preserve its status as a REIT);”

STATEMENT OF ADDITIONAL INFORMATION

Investment Objective, Policies And Risks

Special Considerations Relating to Particular Geographic Areas - California

2.	COMMENT: Please consider adding disclosure here about the recent California wildfires.

RESPONSE: The Fund has added the requested disclosure.

ACCOUNTING COMMENTS

3.	COMMENT: Please confirm the Fund’s intent to enhance its disclosure of the non-consolidated JV entities financial operations in the Fund’s financial statements, regardless of whether the Fund’s investment in the JV entity qualifies as a significant subsidiary pursuant to the significance test in Regulation S-X 408(g), as undertaken by the Fund in separate correspondence with the Staff (the “Correspondence”). The Fund had stated in such Correspondence that the Fund’s financial statements will include summary financial information disclosures, which will be audited, referencing the non-consolidated JV entity’s investments with a look-through to the investments of the underlying Delaware LPs, which will include property location information, the Fund’s ownership percentage of the JV entity through the TRS entity, how the investments are being accounted [at fair value], the associated risks of investing in a joint venture and Land Banking investment risk and any remaining unfunded commitments of the JV entity for open projects.

RESPONSE: The Fund confirms its intent to enhance its disclosure of the non-consolidated JV entities financial operations in the Fund’s financial statements as described in the

2

Correspondence, regardless of whether the Fund’s investment in the JV entity qualifies as a significant subsidiary pursuant to the significance test in Regulation S-X 408(g).

4.	COMMENT: The Staff notes that portions of the filing containing financial information are incomplete, including the summary of expenses, expense examples, effects of leverage, seed financial statements and the external auditor’s consent. Please provide IMCAO Staff reasonable time to review. We may have additional comments on such portions when you complete them in a pre-effective amendment.

RESPONSE: The Fund has completed the referenced sections in the Registration Statement filed on the date hereof.

GENERAL

5.	COMMENT: The Staff notes the new language under “Large Shareholder Risk” that states: “seed investors may receive waivers from the Board to own in excess of ownership limits that, absent such a waiver, generally prohibit any person or entity from beneficially or constructively owning (i) Common Shares in excess of 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding Common Shares and (ii) shares of the Fund (including Common Shares and preferred shares) in excess of 9.8% in value of the outstanding shares of the Fund.” Please explain why the seed investor waiver described here does not discriminate amongst shareholders given that shareholders who do not receive this waiver are subject to potential mandatory redemptions as described above in this risk factor.

RESPONSE: The Fund notes that the relevant provision by which shareholders can be mandatorily redeemed is described in the prospectus under “Involuntary Repurchases and Mandatory Redemptions.” That provision allows the Fund to redeem shares if “continued ownership of Common Shares by a shareholder may subject the Fund or any shareholder to an undue risk of adverse tax or other fiscal or regulatory consequences (including the failure of the Fund to preserve its status as a REIT).” Thus, in order for the Fund to rely on this provision to mandatorily redeem a shareholder, there would need to be some “adverse tax or other fiscal or regulatory consequences.” The Fund submits that during the period when the referenced seed investor waiver is in effect, there is no practical concern that a shareholder who does not receive the referenced seed investor waiver could be mandatorily redeemed as a result of exceeding the limitation on owning more than 9.8% of Common Shares (the “9.8% limitation”) because exceeding the 9.8% limitation would not result in any “adverse tax or other fiscal or regulatory consequences.” This is because the seed investor waivers, by their terms, will automatically expire on June 30, 2026 (as disclosed in the prospectus) and the 9.8% limitation relevant to the applicable REIT tax rules only come into effect with respect to the Fund after June 30, 2026. In addition, the 9.8% limitation that is in effect until June 30, 2026, is solely based on requirements set forth in the Fund’s Declaration of Trust as a prophylactic measure to avoid issues where shareholders holding in excess of 9.8% of the Fund’s Common Shares would be required to sell large amounts of shares prior to June 30, 2026. Accordingly, the Fund submits that these seed investor waivers do not present the risk of discrimination suggested by the comment, because they will have expired prior to the date by which the Fund might consider redeeming a shareholder due to potential adverse tax consequences (or said differently, the waivers will apply only during a period when the REIT tax rules do not require the measurement limits that might result in a mandatory redemption). For the avoidance of doubt, the Fund confirms that (i) until June 30, 2026, the period that the referenced seed investor waiver is in effect, there will be no mandatory redemptions or involuntary repurchases as a result of a shareholder exceeding the 9.8% limitation and (ii) subsequent to the termination of such seed investor waivers on June 30, 2026, any mandatory redemptions will be pro rata among similarly situated investors.

****

Should you have any follow-up questions concerning this letter, please do not hesitate to contact me at (212) 839-8673.

Sincerely,
/s/ Nathan J. Greene

Nathan J. Greene, Esquire (as Attorney for the Funds)

cc:

Sheelyn Michael, Secretary and Deputy General Counsel, First Eagle Investment Management, LLC

Andrew M. Friedman, Sidley Austin LLP

3